Exhibit (d)(6)

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Your next chapter with the world leader in serving science **begins now.**

We are excited for you to begin the next chapter of your career and further your journey here at Thermo Fisher Scientific, where you will contribute to our Mission – to enable our customers to make the world healthier, cleaner and safer.

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CERTAIN IDENTIFIED INFORMATION HAS BEEN REDACTED FROM THIS
EXHIBIT, BECAUSE IT IS (1) NOT MATERIAL AND (2) THE TYPE THAT
REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. “[***]” INDICATES THAT
INFORMATION HAS BEEN REDACTED.
Jon Heimer
[***]
Dear Jon,
As you know, Thermo Fisher Scientific Inc. (“Thermo Fisher”), or a subsidiary of Thermo Fisher (“Buyer”) and Olink AB (publ) (inclusive with its successors, the “Company”) are expected to enter into a Purchase Agreement (the “Purchase Agreement”) pursuant to which the Company is expected to become a wholly-owned, indirect subsidiary of Thermo Fisher (the Company’s becoming a wholly-owned, indirect subsidiary of Thermo Fisher in accordance with the Purchase Agreement, the “Acquisition”, and the date of the Acquisition, the “Closing Date”), provided that, Thermo Fisher may determine to accelerate the Closing Date to an earlier date that is on or following the Closing (as defined in the Purchase Agreement).
I am delighted to offer you the position of Head of Strategic Partnership - Proteomics of the Company within the Life Sciences Group of Thermo Fisher. The changes to your current employment by the Company under your employment contract dated 1 February 2022 (your “Contract”) referenced in this letter will be conditional on closing of the Acquisition and effective on the Closing Date.
This offer letter is not an employment contract. A local fixed term employment contract or contract addendum will be developed in Sweden and provided to you separately (the “Employment Contract”). The intention of this offer letter is to outline the principal terms and conditions of your employment relationship with the Company and is contingent on signing the Employment Contract, and Thermo Fisher standard form Company Information and Invention Agreement and Executive Non-Competition Agreement. Please note that this letter itself does not set forth the terms of an employment contract. If there is any inconsistency between this letter and the Employment Contract, the Employment Contract will prevail.
Employment Term:
Your employment with the Company is for an indefinite term. This is without prejudice to the right of either party to give notice earlier in accordance with the terms of the Contract.
Your Compensation:
Base Salary: SEK 4,430,800 per annum
Bonus: 100% target bonus, participation in such bonus scheme as will be advised to you by Thermo Fisher, subject to the rules of such scheme in place from time to time (for the avoidance of doubt, you will participate in only one bonus scheme, and the bonus scheme provided for hereunder will not be in addition to any Olink bonus plan you participate in on the Closing Date).
Equity: If your employment is terminated by the Company without “cause” (as defined for purposes of the Purchase Agreement), any unvested portion of your unvested LTI awards under the legacy Olink Amended and Restated 2021 Incentive Award Plan, as converted pursuant to the Purchase Agreement, will accelerate and immediately vest upon such termination. For the avoidance of doubt, accelerated vesting will not apply if your employment terminates due to termination for cause, or if you resign for any reason.

Restrictive Covenants:
You agree that the Non-Compete and Non-Solicitation Provisions in Appendix 1 to this offer letter will apply to your employment by the Company.
You may accept this offer of employment by signing and emailing all scanned pages of the required documents to Nancy Austin at nancy.austin@thermofisher.com.
Sincerely,

/s/ Gianluca Pettiti

Gianluca Pettiti
Executive Vice President

Accepted and Agreed:
By:	/s/ Jon Heimer	October 16, 2023
	Jon Heimer	Date

Appendix 1

Restrictive Covenants
11. Non-Competition
11.1 The Parties hereby agree that the Executive in the course of the employment will gain access to Company specific trade secrets that cannot be protected through patents or other similar registrations and which may cause the Company considerable harm if used for the benefit of a competing business. The Parties furthermore agree that it is a precondition for the Executive’s employment that the Company can disclose such information to the Executive in the knowledge that it will not be used to engage in or promote a business that competes with the Company’s (or any other company in the Company Group’s) business. the Executive thus agrees to refrain, during the term of this Agreement and for a period of twelve (12) months after its termination, directly or indirectly, whether alone or as a partner, officer, employee, director or executive or consultant, from engaging or having any interest in any business which is directly or indirectly engaged in business which is, at the time of the expiry of the employment, in competition with the business of the Company or any other company in the Company Group.
11.2 Subject to the exceptions stated below in this section, the Company shall, as compensation for the inconvenience that the existing non-competition covenant causes the Executive after the expiry of the employment, pay the Executive per month the difference between the Executive’s average monthly remuneration (both fixed and variable) paid by the Company during the 12 months preceding the time of termination of the employment and the (lower) salary which the Executive earns, or reasonably could have earned from any new employment or proceeds of any business activity. However, the monthly compensation payable by the Company shall never exceed sixty (60) per cent of the Executive’s average monthly remuneration as set out above during the restrictive period of the non-competition covenant. For the avoidance of doubt, if the Executive, despite reasonable efforts to minimise the Executive’s loss of income, does not obtain new employment or is not engaged in any business activity after the employment with the Company has terminated, the Company shall pay the Executive per month sixty (60) per cent of the Executive’s average monthly remuneration as set out above during the restrictive period of the non-competition covenant. The right to compensation according to this section presupposes that there is a causal relationship between the Executive’s undertaking in accordance with the non-competition covenant and the loss of income that is caused by its application. Compensation shall not be paid in the event of the Executive’s breach of this non-competition covenant.
11.3 After the expiry of employment, the Executive is obliged to inform the Company in writing of the level of the Executive’s current salary from any new employment or proceeds of any business activity. Such written information shall be provided to the Company no later than on the 15th day of each month. In the event such written information is not provided in accordance with this section, it shall be understood that the Executive has not suffered any loss of income with regards to the concerned month, but Section 11.1 shall still apply.
11.4 Compensation according to this section shall not be paid during any period for which the Executive receives severance pay from the Company or if the employment expires (i) due to the Executive’s retirement or (ii) due to the termination of this Agreement with immediate effect.
11.5 During the term of employment, as well as in the event of either Party’s termination of the employment and during such time as the non-competition covenant remains in force, the Company may unilaterally, subject to three (3) month’s prior written notice, either limit the application of the non-competition covenant or completely release the Executive from the non-competition covenant. In the event of a full release from the non-competition covenant, the Company shall be released from the obligation to pay compensation in accordance with Section 11.2 above.
12 Non solicitation
12.1 During the term of this Agreement and for a period of twelve (12) months following termination thereof, the Executive shall not, directly or indirectly, engage or participate in professional contacts with anyone who, during the twelve months preceding the termination of the Executive’s employment, has been a customer or client of the Company (or any other company in the Company Group) or is a potential customer or client who has been actively approached by the Company or any other company in the Company Group, with the intention of persuading such customer or client/potential customer or client to change the business relationship, to cease to do business with or to refrain from initiating a business relationship with the Company or any other company in the Company Group. The Company may through written notification release the Executive from this obligation in specific cases.
12.2 During the term of this Agreement and for a period of twelve (12) months following termination thereof, the Executive shall not, directly or indirectly, solicit or attempt to solicit, or participate in the solicitation of employees of the Company (or any other company in the Company Group), with whom the Executive has had professional cooperation with during his employment with the Company, or who otherwise have professional competence of importance to the Company, or use the services of any such persons for any means other than for the benefit of the Company. The Company may through written notification release the Executive from this obligation in specific cases.
13 Liquidated damages
If the Executive fails to comply with the provisions of Section 11 (Non-competition) or Section 12 (Non-solicitation), the Executive shall, in respect of every breach, pay liquidated damages to the Company amounting to six (6) times the Executive’s average total monthly gross remuneration (both fixed and variable) paid by the Company during the 12 months preceding the breach or, if the Executive’s employment has expired, immediately prior to the expiry of the employment. In the event the breach is of a continuing nature, each month that the situation or action constituting the breach continues despite written objection from the Company to the Executive, shall be deemed to constitute one breach and give rise to an obligation to pay liquidated damages as above. In the event the actual loss caused to the Company exceeds this amount, the Company shall be entitled to damages in respect of such excess amount and/or to take other legal measures.